Exhibit 99.1

PRESS RELEASE                         UNILAB CORPORATION
                                      (AMEX: ULB)
                                      18448 Oxnard Street
                                      Tarzana, CA  91356

                                      For Further Information:
                                      Richard A. Michaelson
                                      Phone: (818) 758-6607
IMMEDIATE RELEASE
March 3, 1997

                    UNILAB CORPORATION ANNOUNCES 1996 RESULTS

TARZANA, CA, March 3, 1997 -- UNILAB Corporation (AMEX: ULB) announced today that net sales for the year ended December 31, 1996 increased to $205.2 million from $189.0 million in the same period last year. The Company reported a net loss for the year of $92.9 million, or ($2.53) per common share, compared to a net loss of $41.8 million, or ($1.17) per common share in the prior year. The current year loss included approximately $78.6 million in non-recurring charges, consisting of $4.0 million of restructuring costs associated with recent management changes and downsizing, a $61.7 million charge taken in the fourth quarter for the write-down of the Company's goodwill and other intangible assets, and other previously announced charges of $12.9 million. The prior year loss included approximately $42.6 million in non-recurring charges primarily related to divestiture and acquisition activities. Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") before non-recurring charges were $9.2 million for 1996, compared to $18.6 million for the prior year.

For the quarter ended December 31, 1996, net sales were $48.9 million, compared to $48.7 million in the same period in the prior year. EBITDA for the quarter, excluding non-recurring charges, was $0.1 million, compared to $1.9 million in the fourth quarter of 1996.

David Weavil, Unilab's Chief Executive Officer, said "Unilab is aggressively addressing a series of challenges that are being faced by many, if not most, of the major lab companies throughout the country. Responding to the substantial decline in average reimbursement which the Company has experienced in the past year leads us to focus on two primary objectives. First, the Company has targeted price increases and business development efforts to insure that all agreements for existing and new business are profitably priced. Second, we will continue to strive to be a lower cost provider of lab testing services. These objectives bring together our needs with those of customers who value an efficient, high quality laboratory." As previously reported, Mr. Weavil was appointed Chairman and Chief Executive Officer of Unilab on January 20, 1997 following a 20 year career in the laboratory industry, most recently as Chief Operating Officer of the country's largest national laboratory company.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.


                                  * * * * *

                               Unilab Corporation
                      Consolidated Statement of Operations


                                              Three months ended December 31,     Years Ended December 31,
(amounts in thousands, except per share data)      1996             1995            1996            1995
                                                  -------         -------         --------        --------

Revenue                                           $48,948         $48,727         $205,217        $189,042

Direct Laboratory and Field Expenses:
     Salaries, Wages and Benefits                  18,061          18,451           70,869          65,002
     Supplies                                       7,317           6,468           28,631          24,175
     Other Operating Expenses                      14,159          11,705           54,672          43,700
                                                  -------         -------         --------        --------
                                                   39,537          36,624          154,172         132,877
                                                  -------         -------         --------        --------

Legal and Acquisition Related Charges                  --           2,000            4,940           4,400
Restructuring Charges                              65,655              --           65,655              --
Amortization and Depreciation                       2,846           2,792           11,491           9,614
Selling, General and Administrative Expenses        9,340          10,242           41,801          37,612
                                                  -------         -------         --------        --------

     Total Operating Expenses                     117,378          51,658          278,059         184,503
                                                  -------         -------         --------        --------

Operating Income (Loss)                           (68,430)         (2,931)         (72,842)          4,539

Other Income (Expenses)
     Interest, Expense, net                        (3,423)         (2,125)         (12,122)         (8,333)
     Equity in Earnings of Affiliate                   --              --               --             250
     Loss on Sale of Equity Investment/
          Promissory Note                          (4,529)             --           (4,529)        (36,499)
                                                  -------         -------         --------        --------

Loss Before Income Taxes and
     Extraordinary Item                           (76,382)         (5,056)         (89,493)        (40,043)


Extraordinary Item - Loss on Early
Extinguishment of Debt                                 --              --            3,451           1,732
                                                  -------         -------         --------        --------

Net Loss                                          (76,382)         (5,056)         (92,944)        (41,775)

Preferred Stock Dividends                              36              36              144             144
                                                  -------         -------         --------        --------

Net Loss Available to Common Stockholders        ($76,418)        ($5,092)        ($93,088)       ($41,919)
                                                  =======         =======         ========        ========


Net Loss per Share:
Loss Before Extraordinary Item                     ($2.08)         ($0.14)          ($2.43)         ($1.12)
Extraordinary Item                                     --              --            (0.10)          (0.05)
Net Loss                                           ($2.08)         ($0.14)          ($2.53)         ($1.17)

Weighted Average Common
Shares Outstanding                                 37,236          36,124           36,831          35,918


EBITDA, excluding non-recurring items             $    71         $ 1,861         $  9,244        $ 18,553

                               Unilab Corporation
                           Consolidated Balance Sheet


                                                     December 31,   December 31,
(amounts in thousands)                                  1996           1995
                                                     -----------    -----------

Cash, Restricted Cash and Cash Equivalents            $ 13,080        $    70
Accounts Receivable, net                                37,279         40,334
Amounts Due from UGL/UniHoldings                            --         15,000
Other Current Assets                                     4,306          4,180
                                                      --------       --------
    Total Current Assets                                54,665         59,584


Fixed Assets, net                                       17,264         18,326


Goodwill and Other Intangible Assets                    48,038        113,019


Other Assets                                             5,952          5,245
                                                      --------       --------


Total Assets                                          $125,919       $196,174
                                                      --------       --------


Total Current Liabilities                               29,752         49,273


Long-Term Debt, net of current portion                 126,120         87,207
Other Liabilities                                        4,735          3,364


Total Shareholders' Equity (Deficit)                   (34,688)        56,330
                                                      --------       --------


Total Liabilities and Shareholders' Equity (Deficit)  $125,919       $196,174
                                                      --------       --------